

05007924

# GRUPO CARSO, S.A. DE C.V.



April 27, 2005.

**Securities and Exchange Commission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the following information of Grupo Carso, S.A. de C.V., related to the Shareholders General Ordinary and Shareholders' Meeting held on April 21, 2005, that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission or "CNBV"), in accordance with Mexican legislation:

- The Ordinary Shareholders General Assembly of Grupo Carso, S.A. de C.V., held on April 21, 2005, approved to carry on and pay the shareholders a cash dividend of $0.75 Mx. Cy. for each stock that at present is outstanding, coming from the balance of the Net Tax Profit Account, divided in two exhibits of $0.39 Mx. Cy. and $0.36 Mx. Cy. for each stock, with the corresponding dividend adjustment of $0.25 Mx. Cy. per stock and $0.13 Mx. Cy. $0.12 Mx. Cy. per exhibit, if such were the case, of effecting, the stock "split" approved by the Extraordinary Shareholders General Assembly also held on that date. The corresponding exhibits of the cash dividend shall be paid as of May 20 and November 18 2005, in exchange of the coupons number 12 and 13 respectively.

Payment of the corresponding exhibits shall take place as of the dates mentioned, at business days and hours at Miguel de Cervantes Saavedra No. 255, first floor, at the corner with Moliere, Granada neighborhood, Delegación Miguel Hidalgo, México, D.F., (telephone 5328 5830). Whenever related to the stocks that are in deposit at S.D. Indeval, S.A. de C.V., the payment of these exhibits shall be made in accordance with the legal and administrative provisions that apply.



We are sending this information on behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely,

Quintín Humberto Botas Hernández
Attorney–in-fact

Alejandro Archundia Becerra
Attorney-in-fact

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

# GRUPO CARSO, S.A. DE C.V.



April 27, 2005.



**Securities and Exchange Commission**
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Attached, please find the English version of the relevant matters of Grupo Carso, S.A. de C.V., related to the Shareholders General Extraordinary and Shareholders' Meeting held on April 21, 2005, that was sent to the Bolsa Mexicana de Valores, S.A. de C.V. (The Mexican Stock Exchange or "BMV"), and to the Comisión Nacional Bancaria y de Valores (The Mexican National Banking and Securities Commission or "CNBV"), in accordance with Mexican legislation:

- It was approved to carry out a stock restructuring, by a stock "split", without having to increase capital stock, such transaction will result in splitting into three new stocks, each of the current Series A-1 stocks, ordinary, registered, no par value stocks, accounting for the stock Capital of Grupo Carso, S.A. de C.V., including, for the purpose of this stock split, the stocks that are temporarily kept in the Company's treasury for repurchasing operations.

- It was resolved that, in consequence of the above mentioned, the shareholders shall have the right to receive, once this stock split is achieved, three new stocks that shall result from such "split" for each one of the stocks they currently own, submitting in exchange the titles representing the later ones to the Company in due time.

- It was approved that this stock "split" will be effective on the precise day that a notice appears published in one or more of Mexico City's large circulation dailies, where the date as of when the shareholders can proceed with the exchange resulting from the "split" in reference shall be informed. Such notice shall be published once the Company has completed all the procedures and formalities required to execute the "split".

We are sending this information on behalf of Grupo Carso, S.A. de C.V. as required in rule 12g3-2b.

Sincerely,



Quintín Humberto Botas Hernández
Attorney–in-fact



Alejandro Archundia Becerra
Attorney-in-fact

**GRUPO CARSO, S.A. DE C.V.**



April 29, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Reference: Grupo Carso, S.A. de C.V.
File Number: 82-3175

Enclosed, find the unaudited consolidated financial statements as of March 31,2005 and 2004 for GRUPO CARSO, S.A. DE C.V.

This statements are the translated versions wich are sent every quarter to the Bolsa Mexicana de Valores, S.A. de C.V. (BMV).

Included are:

Balance sheet, income statement of changes in financial position, breakdown of main concepts, ratios, data per share, and integration of the paid social capital stock.

The following information is also sent to the BMV:

Notes to the financial statements
Constructions in process
FX Position
Products Manufactured
Raw Materials
Plants and Equipment
Personnel
Unconsolidated financial statements.

Sincerely.



C.P. Quintín Humberto Botas Hernández
Attorney in fact



Lic. Alejandro Archundia Becerra
Attorney in fact

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2005 AND 2004

(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT Amount | % | QUARTER OF PREVIOUS Amount | % |
|---|---|---|---|---|---|
| 1 | **TOTAL ASSETS** | **76,340,847** | **100** | **71,249,082** | **100** |
| 2 | **CURRENT ASSETS** | **32,635,536** | **43** | **26,725,198** | **38** |
| 3 | CASH AND SHORT-TERM INVESTMENTS | 2,915,925 | 4 | 2,555,110 | 4 |
| 4 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 12,559,146 | 16 | 9,958,037 | 14 |
| 5 | OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE | 2,787,193 | 4 | 1,554,784 | 2 |
| 6 | INVENTORIES | 13,950,738 | 18 | 12,239,074 | 17 |
| 7 | OTHER CURRENT ASSETS | 422,534 | 1 | 418,193 | 1 |
| 8 | **LONG-TERM** | **2,575,480** | **3** | **1,869,525** | **3** |
| 9 | ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) | 37,750 | 0 | 11,533 | 0 |
| 10 | INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED | 1,930,926 | 3 | 1,280,672 | 2 |
| 11 | OTHER INVESTMENTS | 606,804 | 1 | 577,320 | 1 |
| 12 | **PROPERTY, PLANT AND EQUIPMENT** | **37,053,932** | **49** | **37,912,526** | **53** |
| 13 | PROPERTY | 28,479,665 | 37 | 28,601,085 | 40 |
| 14 | MACHINERY AND INDUSTRIAL | 36,345,866 | 48 | 37,239,113 | 52 |
| 15 | OTHER EQUIPMENT | 5,425,509 | 7 | 5,502,420 | 8 |
| 16 | ACCUMULATED DEPRECIATION | 34,179,568 | 45 | 34,962,869 | 49 |
| 17 | CONSTRUCTION IN PROGRESS | 982,460 | 1 | 1,532,777 | 2 |
| 18 | **DEFERRED ASSETS (NET)** | **3,569,170** | **5** | **4,106,450** | **6** |
| 19 | **OTHER ASSETS** | **506,729** | **1** | **635,383** | **1** |
| 20 | **TOTAL LIABILITIES** | **38,479,380** | **100** | **39,070,148** | **100** |
| 21 | **CURRENT LIABILITIES** | **18,648,212** | **48** | **18,316,333** | **47** |
| 22 | SUPPLIERS | 4,996,904 | 13 | 5,053,684 | 13 |
| 23 | BANK LOANS | 5,293,197 | 14 | 7,388,755 | 19 |
| 24 | STOCK MARKET LOANS | 2,124,200 | 6 | 1,011,561 | 3 |
| 25 | TAXES TO BE PAID | 1,489,859 | 4 | 1,420,443 | 4 |
| 26 | OTHER CURRENT LIABILITIES | 4,744,052 | 12 | 3,441,890 | 9 |
| 27 | **LONG-TERM LIABILITIES** | **10,674,506** | **28** | **10,492,547** | **27** |
| 28 | BANK LOANS | 7,624,506 | 20 | 6,785,992 | 17 |
| 29 | STOCK MARKET LOANS | 3,050,000 | 8 | 3,706,555 | 9 |
| 30 | OTHER LOANS | 0 | 0 | - | 0 |
| 31 | **DEFERRED LOANS** | **8,958,788** | **23** | **10,068,648** | **26** |
| 32 | **OTHER LIABILITIES** | **197,874** | **1** | **192,620** | **0** |
| 33 | **CONSOLIDATED STOCK HOLDERS' EQUITY** | **37,861,467** | **100** | **32,178,934** | **100** |
| 34 | **MINORITY INTEREST** | **7,562,715** | 20 | **6,683,474** | 21 |
| 35 | **MAJORITY INTEREST** | **30,298,752** | **80** | **25,495,460** | **79** |
| 36 | **CONTRIBUTED CAPITAL** | **7,946,666** | **21** | **7,991,449** | **25** |
| 37 | PAID-IN CAPITAL STOCK (NOMINAL) | 922,095 | 2 | 961,323 | 3 |
| 38 | RESTATEMENT OF PAID-IN CAPITAL STOCK | 5,072,278 | 13 | 5,076,799 | 16 |
| 39 | PREMIUM ON SALES OF SHARES | 1,952,293 | 5 | 1,953,327 | 6 |
| 40 | CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES | 0 | 0 | 0 | 0 |
| 41 | **CAPITAL INCREASE (DECREASE)** | **22,352,086** | **59** | **17,504,011** | **54** |
| 42 | RETAINED EARNINGS AND CAPITAL RESERVE | 59,577,398 | 157 | 55,071,600 | 171 |
| 43 | REPURCHASE FUND OF SHARES | 0 | 0 | 0 | 0 |
| 44 | EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY | (38,445,727) | (102) | (38,539,373) | (120) |
| 45 | NET INCOME FOR THE YEAR | 1,220,415 | 3 | 971,784 | 3 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **3** | **CASH AND SHORT-TERM INVESTMENTS** | **2,915,925** | **100** | **2,555,110** | **100** |
| 46 | CASH | 596,634 | 20 | 507,264 | 20 |
| 47 | SHORT-TERM INVESTMENTS | 2,319,291 | 80 | 2,047,846 | 80 |
| **18** | **DEFERRED ASSETS (NET)** | **3,569,170** | **100** | **4,106,450** | **100** |
| 48 | AMORTIZED OR REDEEMED EXPENSES | 3,118,784 | 87 | 3,294,669 | 80 |
| 49 | GOODWILL | 67,282 | 2 | 545,206 | 13 |
| 50 | DEFERRED TAXES | 0 | 0 | 7,937 | 0 |
| 51 | OTHERS | 383,104 | 11 | 258,638 | 6 |
| **21** | **CURRENT LIABILITIES** | **18,648,212** | **100** | **18,316,333** | **100** |
| 52 | FOREING CURRENCY LIABILITIES | 5,237,437 | 28 | 7,263,972 | 40 |
| 53 | MEXICAN PESOS LIABILITIES | 13,410,775 | 72 | 11,052,361 | 60 |
| **24** | **STOCK MARKET LOANS** | **2,124,200** | **100** | **1,011,561** | **100** |
| 54 | COMMERCIAL PAPER | 1,624,200 | 76 | 1,011,561 | 100 |
| 55 | CURRENT MATURITIES OF MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| 56 | CURRENT MATURITIES OF BONDS | 500,000 | 24 | 0 | 0 |
| **26** | **OTHER CURRENT LIABILITIES** | **4,744,052** | **100** | **3,441,890** | **100** |
| 57 | OTHER CURRENT LIABILITIES WITH COST | 7,379 | - | 5,266 | - |
| 58 | OTHER CURRENT LIABILITIES WITHOUT COST | 4,736,673 | 100 | 3,436,624 | 100 |
| **27** | **LONG-TERM LIABILITIES** | **10,674,506** | **100** | **10,492,547** | **100** |
| 59 | FOREING CURRENCY LIABILITIES | 7,410,035 | 69 | 5,861,332 | 56 |
| 60 | MEXICAN PESOS LIABILITIES | 3,264,471 | 31 | 4,631,215 | 44 |
| **29** | **STOCK MARKET LOANS** | **3,050,000** | **100** | **3,706,555** | **100** |
| 61 | BONDS | 3,050,000 | 100 | 3,706,555 | 100 |
| 62 | MEDIUM TERM NOTES | 0 | 0 | 0 | 0 |
| **30** | **OTHER LOANS** | **0** | **100** | **0** | **100** |
| 63 | OTHER LOANS WITH COST | 0 | 0 | 0 | 0 |
| 64 | OTHER LOANS WITHOUT COST | 0 | 0 | 0 | 0 |
| **31** | **DEFERRED LOANS** | **8,958,788** | **100** | **10,068,648** | **100** |
| 65 | NEGATIVE GOODWILL | 0 | 0 | 569,890 | 6 |
| 66 | DEFERRED TAXES | 8,958,629 | 100 | 9,498,712 | 94 |
| 67 | OTHERS | 159 | - | 46 | - |
| **32** | **OTHER LIABILITIES** | **197,874** | **100** | **192,620** | **100** |
| 68 | RESERVES | 161,674 | 82 | 188,984 | 98 |
| 69 | OTHERS LIABILITIES | 36,200 | 18 | 3,636 | 2 |
| **44** | **EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS'EQUITY** | **(38,445,727)** | **100** | **(38,539,373)** | **100** |
| 70 | ACCUMULATED INCOME DUE TO MONETARY POSITION | 248,700 | 1 | 248,700 | 1 |
| 71 | INCOME FROM NON-MONETARY POSITION ASSETS | (38,694,427) | (101) | (38,788,073) | (101) |

## MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 72 | WORKING CAPITAL | 13,987,324 | 8,408,865 |
| 73 | PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 74 | EXECUTIVES (*) | 924 | 948 |
| 75 | EMPLOYERS (*) | 48,461 | 46,731 |
| 76 | WORKERS (*) | 30,099 | 29,534 |
| 77 | CIRCULATION SHARES (*) | 797,436,418 | 831,361,500 |
| 78 | REPURCHASED SHARES (*) | 117,563,582 | 83,638,500 |

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | % | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | % |
|---|---|---|---|---|---|
| **1** | **NET SALES** | **17,403,332** | **100** | **15,549,985** | **100** |
| 2 | COST OF SALES | 12,843,056 | 74 | 11,265,666 | 72 |
| **3** | **GROSS INCOME** | **4,560,276** | **26** | **4,284,319** | **28** |
| 4 | OPERATING | 2,377,488 | 14 | 2,285,661 | 15 |
| **5** | **OPERATING INCOME** | **2,182,788** | **13** | **1,998,658** | **13** |
| 6 | TOTAL FINANCING COST | 221,449 | 1 | 193,534 | 1 |
| **7** | **INCOME AFTER FINANCING COST** | **1,961,339** | **11** | **1,805,124** | **12** |
| 8 | OTHER FINANCIAL OPERATIONS | (14,883) | 0 | 42,879 | - |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **1,976,222** | **11** | **1,762,245** | **11** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 694,017 | 4 | 784,039 | 5 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING** | **1,282,205** | **7** | **978,206** | **6** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 330,724 | 2 | 245,525 | 2 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **1,612,929** | **9** | **1,223,731** | **8** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,612,929** | **9** | **1,223,731** | **8** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 59,128 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **1,553,801** | **9** | **1,223,731** | **8** |
| 19 | NET INCOME OF MINORITY INTEREST | 333,386 | 2 | 251,947 | 2 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,220,415** | **7** | **971,784** | **6** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
**GRUPO CARSO, S.A. DE C.V.**

Quarter: 1 Year: 2005

### CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **17,403,332** | **100** | **15,549,985** | **100** |
| 21 | DOMESTIC | 15,791,757 | 91 | 13,986,408 | 90 |
| 22 | FOREIGN | 1,611,575 | 9 | 1,563,577 | 10 |
| 23 | TRANSLATED IN TO DOLLARS (***) | 143,748 | 1 | 135,655 | 1 |
| **6** | **TOTAL FINANCING COST** | **221,449** | **100** | **193,534** | **100** |
| 24 | INTEREST PAID | 488,788 | 221 | 712,171 | 368 |
| 25 | EXCHANGE LOSSES | 777,964 | 351 | 339,169 | 175 |
| 26 | INTEREST EARNED | 336,406 | 152 | 137,425 | 71 |
| 27 | EXCHANGE PROFITS | 605,211 | 273 | 459,750 | 238 |
| 28 | GAIN DUE TO MONETARY POSITION | (104,077) | (47) | (265,461) | (137) |
| 42 | LOST IN DEVALUATION OF UDI'S | 405 | 0 | 4,830 | 2 |
| 43 | GAIN IN APPRECIATION OF UDI'S | 14 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(14,883)** | **100** | **42,879** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (8,232) | (55) | 45,412 | 106 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (6,651) | (45) | (2,533) | (6) |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **694,017** | **100** | **784,039** | **100** |
| 32 | INCOME TAX | 628,295 | 91 | 748,015 | 95 |
| 33 | DEFERED INCOME TAX | (53,236) | (8) | (119,202) | (15) |
| 34 | WORKERS' PROFIT SHARING | 118,569 | 17 | 141,683 | 18 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 389 | 0 | 13,543 | 2 |

(***) THOUSANDS OF DOLLARS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

## CONSOLIDATED EARNING STATEMENT

OTHER CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REF R | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| 36 | TOTAL SALES | 17,403,333 | 15,549,986 |
| 37 | NET INCOME OF THE YEAR | 1,436,947 | 900,621 |
| 38 | NET SALES (**) | 72,139,394 | 61,890,375 |
| 39 | OPERATION INCOME (**) | 9,292,428 | 7,970,103 |
| 40 | NET INCOME OF MAYORITY INTEREST (**) | 7,011,550 | 2,561,752 |
| 41 | NET CONSOLIDATED INCOME (**) | 8,436,856 | 3,531,363 |

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

**MEXICAN STOCK EXCHANGE**
**SIFIC / ICS**

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

**QUARTERLY CONSOLIDATED EARNING STATEMENT**
FROM APRIL THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

**Final Printing**

| REF S | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **17,403,332** | **100** | **15,549,985** | **100** |
| 2 | COST OF SALES | 12,843,056 | 74 | 11,265,666 | 72 |
| **3** | **GROSS INCOME** | **4,560,276** | **26** | **4,284,319** | **28** |
| 4 | OPERATING | 2,377,488 | 14 | 2,285,661 | 15 |
| **5** | **OPERATING INCOME** | **2,182,788** | **13** | **1,998,658** | **13** |
| 6 | TOTAL FINANCING COST | 221,449 | 1 | 193,534 | 1 |
| **7** | **INCOME AFTER FINANCING COST** | **1,961,339** | **11** | **1,805,124** | **12** |
| 8 | OTHER FINANCIAL OPERATIONS | (14,883) | 0 | 42,879 | - |
| **9** | **INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING** | **1,976,222** | **11** | **1,762,245** | **11** |
| 10 | RESERVE FOR TAXES AND WORKERS' PROFIT SHARING | 694,017 | 4 | 784,039 | 5 |
| **11** | **NET INCOME AFTER TAXES AND WORKERS'PROFIT SHARING** | **1,282,205** | **7** | **978,206** | **6** |
| 12 | SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES | 330,724 | 2 | 245,525 | 2 |
| **13** | **CONSOLIDATED NET INCOME OF CONTINUOUS** | **1,612,929** | **9** | **1,223,731** | **8** |
| 14 | INCOME OF DISCONTINUOUS OPERATIONS | 0 | 0 | 0 | 0 |
| **15** | **CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS** | **1,612,929** | **9** | **1,223,731** | **8** |
| 16 | EXTRAORDINARY ITEMS NET EXPENSES (INCOME) | 0 | 0 | 0 | 0 |
| 17 | NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES | 59,128 | 0 | 0 | 0 |
| **18** | **NET CONSOLIDATED INCOME** | **1,553,801** | **9** | **1,223,731** | **8** |
| 19 | NET INCOME OF MINORITY INTEREST | 333,386 | 2 | 251,947 | 2 |
| **20** | **NET INCOME OF MAJORITY INTEREST** | **1,220,415** | **7** | **971,784** | **6** |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### QUARTERLY CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

**Final Printing**

| REFS | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | | Amount | % | Amount | % |
| **1** | **NET SALES** | **17,403,332** | **100** | **15,549,985** | **100** |
| 21 | DOMESTIC | 15,791,757 | 91 | 13,986,408 | 90 |
| 22 | FOREIGN | 1,611,575 | 9 | 1,563,577 | 10 |
| 23 | TRANSLATED IN TO DOLLARS (***) | 143,748 | 1 | 135,655 | 1 |
| **6** | **TOTAL FINANCING COST** | **221,449** | **100** | **193,534** | **100** |
| 24 | INTEREST PAID | 488,788 | 221 | 712,171 | 368 |
| 25 | EXCHANGE LOSSES | 777,964 | 351 | 339,169 | 175 |
| 26 | INTEREST EARNED | 336,406 | 152 | 137,425 | 71 |
| 27 | EXCHANGE PROFITS | 605,211 | 273 | 459,750 | 238 |
| 28 | GAIN DUE TO MONETARY POSITION | (104,077) | (47) | (265,461) | (137) |
| 42 | LOST IN DEVALUATION OF UDI'S | 405 | 0 | 4,830 | 2 |
| 43 | GAIN IN APPRECIATION OF UDI'S | 14 | 0 | 0 | 0 |
| **8** | **OTHER FINANCIAL OPERATIONS** | **(14,883)** | **100** | **42,879** | **100** |
| 29 | OTHER NET EXPENSES (INCOME) NET | (8,232) | (55) | 45,412 | 106 |
| 30 | (PROFIT) LOSS ON SALE OF OWN SHARES | 0 | 0 | 0 | 0 |
| 31 | (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS | (6,651) | (45) | (2,533) | (6) |
| **10** | **RESERVE FOR TAXES AND WORKERS' PROFIT SHARING** | **694,017** | **100** | **784,039** | **100** |
| 32 | INCOME TAX | 628,295 | 91 | 748,015 | 95 |
| 33 | DEFERED INCOME TAX | (53,236) | (8) | (119,202) | (15) |
| 34 | WORKERS' PROFIT SHARING | 118,569 | 17 | 141,683 | 18 |
| 35 | DEFERED WORKERS' PROFIT SHARING | 389 | 0 | 13,543 | 2 |

(***) THOUSANDS OF DOLLARS

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2005 AND 2004
(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **1** | **CONSOLIDATED NET INCOME** | **1,553,801** | **1,223,731** |
| 2 | +(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH | 230,181 | 301,320 |
| **3** | **CASH FLOW FROM NET INCOME OF THE YEAR** | **1,783,982** | **1,525,051** |
| 4 | CASH FLOW FROM CHANGE IN WORKING CAPITAL | (1,288,576) | (609,283) |
| **5** | **CASH GENERATED (USED) IN OPERATING ACTIVITIES** | **495,406** | **915,768** |
| 6 | CASH FLOW FROM EXTERNAL FINANCING | (409,613) | 975,516 |
| 7 | CASH FLOW FROM INTERNAL FINANCING | (50,657) | (332,750) |
| **8** | **CASH FLOW GENERATED (USED) BY FINANCING** | **(460,270)** | **642,766** |
| **9** | **CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES** | **(652,195)** | **(1,288,662)** |
| 10 | NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS | (617,059) | 269,872 |
| 11 | CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD | 3,532,984 | 2,285,238 |
| 12 | CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD | 2,915,925 | 2,555,110 |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005

**GRUPO CARSO, S.A. DE C.V.**

**CONSOLIDATED FINANCIAL STATEMENT**

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

**Final Printing**

| REF C | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | QUARTER OF PREVIOUS FINANCIAL YEAR Amount |
|---|---|---|---|
| **2** | **+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH** | **230,181** | **301,320** |
| 13 | DEPRECIATION AND AMORTIZATION FOR THE YEAR | 618,337 | 617,744 |
| 14 | + (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS | 0 | 0 |
| 15 | + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE | 0 | 0 |
| 16 | + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION | 0 | 0 |
| 17 | + (-) OTHER ITEMS | (388,156) | (316,424) |
| 40 | + (-) OTHER ITEMS THAT DON'T HAVE RELATION WITH EBITDA | 0 | 0 |
| **4** | **CASH FLOW FROM CHANGE IN WORKING CAPITAL** | **(1,288,576)** | **(609,283)** |
| 18 | + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE | (170,649) | (475,143) |
| 19 | + (-) DECREASE (INCREASE) IN INVENTORIES | (29,519) | (328,325) |
| 20 | + (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE | (288,271) | (6,307) |
| 21 | + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT | (902,006) | 351,671 |
| 22 | + (-) INCREASE (DECREASE) IN OTHER LIABILITIES | 101,869 | (151,179) |
| **6** | **CASH FLOW FROM EXTERNAL FINANCING** | **(409,613)** | **975,516** |
| 23 | + SHORT-TERM BANK AND STOCK MARKET FINANCING | (325,473) | 911,016 |
| 24 | + LONG-TERM BANK AND STOCK MARKET FINANCING | (906,165) | (750,529) |
| 25 | + DIVIDEND RECEIVED | 836,036 | 823,924 |
| 26 | + OTHER FINANCING | (14,011) | -8,895 |
| 27 | (-) BANK FINANCING AMORTIZATION | 0 | 0 |
| 28 | (-) STOCK MARKET AMORTIZATION | 0 | 0 |
| 29 | (-) OTHER FINANCING AMORTIZATION | 0 | 0 |
| **7** | **CASH FLOW FROM INTERNAL FINANCING** | **(50,657)** | **(332,750)** |
| 30 | + (-) INCREASE (DECREASE) IN CAPITAL STOCKS | - | (7,363) |
| 31 | (-) DIVIDENS PAID | (50,657) | (39,500) |
| 32 | + PREMIUM ON SALE OF SHARES | - | (285,887) |
| 33 | + CONTRIBUTION FOR FUTURE CAPITAL INCREASES | 0 | 0 |
| **9** | **CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES** | **(652,195)** | **(1,288,662)** |
| 34 | + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE | (61,823) | (73,590) |
| 35 | (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT | (511,302) | (494,535) |
| 36 | (-) INCREASE IN CONSTRUCTIONS IN PROGRESS | (102,394) | (170,538) |
| 37 | + SALE OF OTHER PERMANENT INVESTMENTS | 0 | 0 |
| 38 | + SALE OF TANGIBLE FIXED ASSETS | 36,074 | 32,930 |
| 39 | + (-) OTHER ITEMS | (12,750) | (582,929) |

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

## RATIOS
CONSOLIDATED

**Final Printing**

| REF P | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR | | QUARTER OF PREVIOUS FINANCIAL YEAR | |
|---|---|---|---|---|---|
| | **YIELD** | | | | |
| 1 | NET INCOME TO NET SALES | 8.93 | % | 7.87 | % |
| 2 | NET INCOME TO STOCK HOLDERS' EQUITY (**) | 23.14 | % | 10.05 | % |
| 3 | NET INCOME TO TOTAL ASSETS (**) | 11.05 | % | 4.96 | % |
| 4 | CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME | 0.00 | % | 0.00 | % |
| 5 | INCOME DUE TO MONETARY POSITION TO NET INCOME | 6.70 | % | 21.69 | % |
| | **ACTIVITY** | | | | |
| 6 | NET SALES TO NET ASSETS (**) | 0.94 | times | 0.87 | times |
| 7 | NET SALES TO FIXED ASSETS (**) | 1.95 | times | 1.63 | times |
| 8 | INVENTORIES ROTATION (**) | 3.82 | times | 3.66 | times |
| 9 | ACCOUNTS RECEIVABLE IN DAYS OF SALES | 57 | days | 50 | days |
| 10 | PAID INTEREST TO TOTAL LIABILITIES WITH COST (**) | 11.76 | % | 14.30 | % |
| | **LEVERAGE** | | | | |
| 11 | TOTAL LIABILITIES TO TOTAL ASSETS | 50.40 | % | 54.84 | % |
| 12 | TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY | 1.02 | times | 1.21 | times |
| 13 | FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES | 32.87 | % | 33.59 | % |
| 14 | LONG-TERM LIABILITIES TO FIXED ASSETS | 28.81 | % | 27.68 | % |
| 15 | OPERATING INCOME TO INTEREST PAID | 4.47 | times | 2.81 | times |
| 16 | NET SALES TO TOTAL LIABILITIES (**) | 1.87 | times | 1.58 | times |
| | **LIQUIDITY** | | | | |
| 17 | CURRENT ASSETS TO CURRENT LIABILITIES | 1.75 | times | 1.46 | times |
| 18 | CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES | 1.00 | times | 0.79 | times |
| 19 | CURRENTS ASSETS TO TOTAL LIABILITIES | 0.85 | times | 0.68 | times |
| 20 | AVAILABLE ASSETS TO CURRENT LIABILITIES | 15.64 | % | 13.95 | % |
| | **CASH FLOW** | | | | |
| 21 | CASH FLOW FROM NET INCOME TO NET SALES | 10.25 | % | 9.81 | % |
| 22 | CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES | (7.40) | % | (3.92) | % |
| 23 | CASH GENERATED (USED) IN OPERATING TO INTEREST PAID | 1.01 | times | 1.29 | times |
| 24 | EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 88.99 | % | 151.77 | % |
| 25 | INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING | 11.01 | % | (51.77) | % |
| 26 | ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES | 78.40 | % | 38.38 | % |

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
## SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO** Quarter: 1 Year: 2005
**GRUPO CARSO, S.A. DE C.V.**

### DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

**Final Printing**

| REF D | CONCEPTS | QUARTER OF PRESENT FINANCIAL YEAR Amount | | QUARTER OF PREVIOUS FINANCIAL YEAR Amount | |
|---|---|---|---|---|---|
| 1 | BASIC PROFIT PER ORDINARY SHARE (**) | $ 8.69 | | $ 3.04 | |
| 2 | BASIC PROFIT PER PREFERENT SHARE (**) | $ 0.00 | | $ 0.00 | |
| 3 | DILUTED PROFIT PER ORDINARY SHARE (**) | $ 0.00 | | $ 0.00 | |
| 4 | CONTINUOUS OPERATING PROFIT PER COMUN SHARE (**) | $ 10.53 | | $ 4.98 | |
| 5 | EFECT OF DICONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.42 | |
| 6 | EFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERA TING PROFIT PER SHARE (**) | $ 0.00 | | $ 0.00 | |
| 7 | EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERA TING PROFIT PER SHARE (**) | $ 0.07 | | $ 0.38 | |
| 8 | CARRYING VALUE PER SHARE | $ 38.00 | | $ 30.67 | |
| 9 | CASH DIVIDEND ACUMULATED PER SHARE | $ 0.00 | | $ 0.00 | |
| 10 | DIVIDEND IN SHARES PER SHARE | 0.00 | shares | 0.00 | shares |
| 11 | MARKET PRICE TO CARRYING VALUE | 1.50 | times | 1.60 | times |
| 12 | MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**) | 6.57 | times | 16.11 | times |
| 13 | MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**) | 0.00 | times | 0.00 | times |

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

# MEXICAN STOCK EXCHANGE
# SIFIC / ICS

STOCK EXCHANGE CODE: **GCARSO**
**GRUPO CARSO, S.A. DE C.V.**

Quarter: 1 Year: 2005

**CONSOLIDATED**
**Final Printing**

## INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

| SERIES | NOMINAL VALUE | VALID CUPON | NUMBER OF SHARES | | | | CAPITAL STOCK (Thousands of Pesos) | |
|---|---|---|---|---|---|---|---|---|
| | | | PORTION | PORTION | MEXICAN | SUSCRIPTION | FIXED | VARIABLE |
| A-1 | | 12 | 797,436,418 | | | 797,436,418 | 922,095 | |
| **TOTAL** | | | **797,436,418** | **0** | **0** | **797,436,418** | **922,095** | **0** |

**TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION**
797,436,418
**SHARES PROPORTION BY:**

**CPO'S :**
**UNITS :**
**ADRS's :**
**GDRS's :**
**ADS's :**
**GDS's :**

## REPURCHASED OWN SHARES

| SERIES | NUMBER OF SHARES | MARKET VALUE OF THE SHARE AT REPURCHASE | MARKET VALUE OF THE SHARE AT QUARTER |
|---|---|---|---|
| A-1 | 117,563,582 | 35.68414 | 57.08000 |